

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2025

Micah Young
Executive Vice President, Chief Financial Officer
MASIMO CORP
52 Discovery
Irvine, CA 92618

> **Re: MASIMO CORP**
> **Item 2.02 Form 8-K filed February 25, 2015**
> **Response dated May 8, 2025**
> **File No. 001-33642**

Dear Micah Young:

We have reviewed your May 8, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2025 letter.

Item 2.02 Form 8-K filed January 25, 2025
Exhibit 991, page 1

1.   We note your response to prior comment 2. Please more fully explain the transformative change in your business such that inventory write-downs associated with the Strategic Realignment Initiative were not part of your normal operating costs of your business. Ensure your response addresses the following:
   •   Describe the underlying changes in your product portfolio that were driven by the Strategic Realignment Initiative. Ensure you provide insight into the nature of the products that were discontinued, your reasons for discontinuing those products and how the discontinuation of those products resulted in a transformative change in your business.
   •   We note that you were focused on allocating resources to areas that would drive the greatest return. Specifically, on November 5, 2024, management discussed the

decision to discontinue products including Opioid Halo, Bridge and Bilirubin, among others. Management also indicated that direct-to-consumer products were being deemphasized and discontinued. Explain why a decision to discontinue selling products that did not drive returns would be outside normal business operations.

- We note from your November 5, 2024, earnings call that you were discontinuing feasibility studies on noninvasive monitoring of cancer, bilirubin and diabetes and had not made the progress you expected in order to bring those products to market. Explain how the discontinuation of these products was not a normal business process.
- Quantify for us the revenues recognized in fiscal years 2024 and 2023 that were generated by the inventory items written down and/or discontinued.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services